Mail Stop 3561

July
6, 2005

Laurence Stephenson, President
Armitage Mining Corp.
#520 - 470 Granville Street
Vancouver,  B.C. Canada  V6C 1V5

RE:  Armitage Mining Corp. ("the company")
        File No. 0-51246
        Amendment No. 1 to Form 10-SB
        Filed May 23, 2005

Dear Mr. Stephenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. The page references we used refer to the unlined version of the amendment filed on EDGAR.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

In the next amendment, please insure that a red-lined version of the amendment is filed on EDGAR.

Employees and Employment Agreements, page 8

We note Mr. Stephenson`s qualifications, but as previously requested in the staff`s comment #16 in our letter dated May 17, 2005, please clarify if the other officers and directors have direct, prior experience in performing this type of work.


Plan of Operation, page 10

Please explain "in consultation with his mining colleagues." as referred to in paragraph four (4).

At the end of the risks that you describe, you make reference to "our business plan". In another appropriate section, please briefly outline the business plan as contemplated.




Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 if you have any questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.






Sincerely,



                                                             John
Reynolds, Assistant Director

Office
of Emerging Growth Companies






VIA Fax  (604) 687-7179




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